FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2004

Wheaton River Minerals Ltd.

(Translation of registrant's name into English)

Suite 1560, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F               Form 40-F ____X______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Wheaton River Minerals Ltd.
(Registrant)

Date: April 15, 2004	By: /s/ Peter Barnes
Name

Its: Executive Vice-President and Chief Financial Officer
(Title)

FORM 51-102F3

MATERIAL CHANGE REPORT UNDER

NATIONAL INSTRUMENT 51-102

1.

Reporting Issuer

Wheaton River Minerals Ltd. (“Wheaton”)

1560-200 Burrard Street

Vancouver, BC  V6C 3L6

2.

Date of Material Change

March 30, 2004

3.

News Release

A news release with respect to the material change referred to in this report was issued through newswire services on March 30, 2004 and filed on the system for electronic document analysis and retrieval (SEDAR).

4.

Summary of Material Change

Wheaton and IAMGOLD Corporation (“IAMGOLD”) announced that their boards of directors have unanimously agreed to combine the two companies (the “Combination”) to create one of the world’s top ten gold producers.  Wheaton and IAMGOLD entered into a letter agreement on March 30, 2004, as amended, setting out the terms and conditions of the proposed Combination.

Pursuant to the Combination, each holder of Wheaton common shares will receive 0.55 of an IAMGOLD common share for each Wheaton common share.  In addition, each holder of outstanding Wheaton options, warrants, convertible or exchangeable securities, or any other right to acquire common shares of Wheaton, will be entitled to receive, upon the exercise, exchange or conversion thereof, 0.55 of a common share of IAMGOLD in lieu of one common share of Wheaton on the same other terms and conditions as the original security of Wheaton. It is anticipated that the Combination will be structured as a three cornered amalgamation by way of a Plan of Arrangement.

After giving effect to the Combination, the outstanding shares of the combined company will be held as to approximately 68% by current Wheaton shareholders and 32% by current IAMGOLD shareholders.

5.

Full Description of Material Change

Wheaton and IAMGOLD announced that their boards of directors have unanimously agreed to combine the two companies to create one of the world’s top ten gold producers.  Wheaton and IAMGOLD entered into a letter agreement (the “Letter Agreement”) on March 30, 2004, as amended, setting out the terms and conditions of the proposed Combination.

Pursuant to the Combination, each holder of Wheaton common shares will receive 0.55 of an IAMGOLD common share for each Wheaton common share.  In addition, each holder of outstanding Wheaton options, warrants, convertible or exchangeable securities, or any other right to acquire common shares of Wheaton, will be entitled to receive, upon the exercise, exchange or conversion thereof, 0.55 of a common share of IAMGOLD in lieu of one common share of Wheaton on the same other terms and conditions as the original security of Wheaton.  It is anticipated that the Combination will be structured as a three cornered amalgamation by way of a Plan of Arrangement.

After giving effect to the Combination, the outstanding shares of the combined company will be held as to approximately 68% by current Wheaton shareholders and 32% by current IAMGOLD shareholders.

In connection with the Combination, IAMGOLD will change its name to a new name to be mutually agreed upon between IAMGOLD and Wheaton.

Each of the directors of Wheaton has agreed to vote the common shares of Wheaton beneficially owned or controlled by him in favour of the Combination, and each of the directors of IAMGOLD has agreed to vote the common shares of IAMGOLD beneficially owned or controlled by him in favour of the Combination.

National Bank Financial Inc. and RBC Capital Markets will act as financial advisors to IAMGOLD and GMP Securities Ltd. and Endeavour Financial Corporation will act as financial advisors to Wheaton.

The Combined Company

The combined company will have operating interests in seven gold mines located in the Americas, West Africa and Australia.  Three mines, including the Sadiola mine in Mali, the Tarkwa mine in Ghana and the Bajo de la Alumbrera mine in Argentina are world-class with respect to production rates, cash operating costs and reserves and resources.  The combined company will continue to operate the Luismin mines in Mexico and the Peak mine in Australia.  The combined company has immediate and near-term production growth opportunities through the development of the Amapari project in Brazil, the Los Filos project in Mexico and the expansion of the Tarkwa mine in Ghana.  These projects are expected to add over 300,000 ounces of annual gold production in 2006.  In addition, the combined company will have a large portfolio of exploration projects in the Americas and West Africa.

As a result of the Combination, the combined company’s annual gold production is expected to be approximately one million gold equivalent ounces at total cash costs of less than US$100 per ounce in 2004.  The combined company will have unhedged, proven and probable mineral reserves of approximately 8.9 million gold equivalent ounces (approximately 4.7 million ounces of proven mineral reserves and 4.2 million ounces of probable mineral reserves) plus additional measured and indicated mineral resources of approximately 4.5 million gold equivalent ounces (approximately 0.6 million ounces of measured mineral resources and approximately 3.9 million ounces of indicated mineral resources), with production expected to increase by over 30% to 1.3 million gold equivalent ounces in 2006.  The combined company will have a strong balance sheet with US$300 million in cash and gold bullion, and will have strong operating cash flow.  For detailed information concerning the mineral reserves and resources of Wheaton and IAMGOLD, please see the mineral reserve and resource tables set forth below under the heading “Mineral Reserves and Resources”.

Officers and Directors

The management team of the combined company will be led by Joseph Conway as President and Chief Executive Officer, Ian Telfer as Executive Co-Chairman and William Pugliese as Co-Chairman.  Mr. Conway and Mr. Pugliese are currently the President and Chief Executive Officer and the Chairman, respectively, of IAMGOLD and Mr. Telfer is currently the Chairman and Chief Executive Officer of Wheaton.  The expanded board of directors of the combined company will include the eight current Wheaton directors and the eight current IAMGOLD directors.

In addition, the combined company will form a management committee to be chaired by Mr. Conway, comprised of three representatives of Wheaton and three representatives of IAMGOLD.  The three Wheaton representatives will be Peter Barnes, Executive Vice President and Chief Financial Officer, Russell Barwick, Executive Vice President and Eduardo Luna, Executive Vice President.  The three IAMGOLD representatives will be Mr. Conway, Grant Edey, Chief Financial Officer and Larry Phillips, Vice President, Corporate Affairs and General Counsel.

Stock Exchange Listings

The combined company will be domiciled in Canada and will maintain its corporate office in Toronto, Ontario.  Subject to regulatory approval, the common shares of IAMGOLD issued in connection with the Combination will trade on the Toronto Stock Exchange and the American Stock Exchange.

Definitive Agreement to be Signed

IAMGOLD and Wheaton have agreed to negotiate in good faith and use their best efforts to enter into a definitive agreement providing for the Combination and consistent with the terms of the Letter Agreement (the "Definitive Agreement") as soon as practicable and on or before April 30, 2004 (with the date of execution of the Definitive Agreement being the "Definitive Agreement Date"). The Definitive Agreement will be in form and substance satisfactory to each of IAMGOLD and Wheaton and will include representations and warranties, covenants and conditions customary for a transaction of the nature of the Combination.

Mutual Conditions

There are a number of mutual conditions precedent for the completion of the Combination that must be either satisfied or waived, including, without limitation, the following:

(a)

mutually acceptable and legally enforceable agreements and other documents, including the Definitive Agreement (collectively the "Transaction Documents"), shall have been entered into to give effect to the Combination;

(b)

each of IAMGOLD and Wheaton shall be satisfied in the sole and absolute discretion thereof, prior to 5:00 p.m. (Toronto time) on the day immediately preceding the Definitive Agreement Date, that, as a result of their respective due diligence investigations on each other (notwithstanding any due diligence investigations previously conducted), there is no undisclosed adverse material fact with respect to the other party and, unless Wheaton or IAMGOLD provides written notice to the other of them prior to 5:00 p.m. (Toronto time) on such day that it is not so satisfied with the results of its due diligence investigations on the other of them, each of Wheaton and IAMGOLD shall then be deemed to be satisfied that, based on the results of its due diligence investigations on the other party, there is no undisclosed adverse material fact with respect to the other party;

(c)

if required by any applicable law or any securities regulatory authority or if considered desirable by the directors of IAMGOLD, the shareholders of IAMGOLD shall have approved the Combination and approved or consented to such other matters as either IAMGOLD or Wheaton shall consider necessary or desirable in connection with the Combination;

(d)

the shareholders of Wheaton shall have approved the Combination by a vote of 66 2/3% and approved or consented to such other matters as either Wheaton or IAMGOLD shall consider necessary or desirable in connection with the Combination;

(e)

all governmental, court, regulatory, third person and other approvals, consents, waivers, orders, exemptions, agreements  which either IAMGOLD or Wheaton shall consider necessary or desirable in connection with the Combination shall have been obtained in form satisfactory to IAMGOLD and Wheaton; and

(f)

holders of no greater than 3% of the outstanding common shares of each of IAMGOLD and Wheaton shall have dissented to the Combination.

Conditions in Favour of Wheaton

The obligations of Wheaton to complete the Combination are subject to the satisfaction or waiver of certain conditions, including the following:

(a)

not later than 5:00 p.m. (Toronto time) on April 13, 2004 (provided that IAMGOLD may unilaterally extend such date by no more than 20 days) the directors of Wheaton shall have received an opinion from Wheaton’s financial advisor that, as of March 30 2004, the share exchange ratio is fair, from a financial point of view, to shareholders of Wheaton;

(b)

IAMGOLD shall have performed and complied in all material respects with all of its covenants and obligations under the Definitive Agreement;

(c)

the representations and warranties of IAMGOLD contained in the Definitive Agreement shall be true and accurate, in all material respects, when made and at and as of the completion of the Combination with the same force and effect as if they had been made at the completion of the Combination; and

(d)

there shall not have been any event or change that has had or would be reasonably likely to have a material adverse effect on IAMGOLD and, for the purposes hereof, material adverse effect means a material adverse effect on the business, operations, results of operations, prospects, assets, liabilities or financial condition of IAMGOLD and its subsidiaries taken as a whole, other than global changes such as changes in commodity prices and currency exchange rates.

Conditions in Favour of IAMGOLD

The obligations of IAMGOLD to complete the Combination are subject to the satisfaction or waiver of certain conditions, including  the following:

(a)

not later than 5:00 p.m. (Toronto time) on April 13, 2004 (provided that Wheaton may unilaterally extend such date by no more than 20 days) the directors of IAMGOLD shall have received an opinion from RBC Capital Markets that, as of March 30, 2004, the share exchange ratio is fair, from a financial point of view, to shareholders of IAMGOLD;

(b)

Wheaton shall have performed and complied in all material respects with all of its covenants and obligations under the Definitive Agreement;

(c)

the representations and warranties of Wheaton contained in the Definitive Agreement shall be true and accurate, in all material respects, when made and at and as of the completion of the Combination with the same force and effect as if they had been made at the completion of the Combination; and

(d)

there shall not have been any event or change that has had or would be reasonably likely to have a material adverse effect on Wheaton and for the purposes hereof, material adverse effect means a material adverse effect on the business, operations, results of operations, prospects, assets, liabilities or financial condition of Wheaton and its subsidiaries taken as a whole, other than global changes such as changes in commodity prices and currency exchange rates.

Conduct of Business Pending Completion of the Combination

Each of Wheaton and IAMGOLD has agreed that, other than in connection with certain permitted transactions, until the Combination is completed it shall conduct its business only in, and shall not take any action except in, the usual, ordinary and regular course of business, consistent with past practices.

No Solicitation

The Letter Agreement provides that during the period commencing on March 30, 2004 and continuing until the first to occur of (i) the Definitive Agreement Date and (ii) the Termination Date (as hereinafter defined), IAMGOLD and Wheaton will not, directly or indirectly, and will not authorize or permit any representative thereof to, directly or indirectly, (a) solicit, initiate, encourage, engage in or respond to any inquiries or proposals regarding any merger, amalgamation, share exchange, business combination, take-over bid, sale or other disposition of all or substantially all of their assets, any recapitalization, reorganization, liquidation, material sale or issue of treasury securities or rights or interests therein or thereto or rights or options to acquire any material number of treasury securities or any type of similar transaction which would or could, in any case, constitute a de facto change of control (each an "Acquisition Proposal"), other than the Combination, (b) encourage or participate in any discussions or negotiations regarding any Acquisition Proposal, (c) agree to, approve or recommend an Acquisition Proposal, or (d) enter into any agreement related to an Acquisition Proposal; provided, however, that except as indicated below, nothing shall prevent IAMGOLD or Wheaton from completing certain transactions permitted under the terms of the Letter Agreement, or IAMGOLD or Wheaton from furnishing non-public information to, or entering into a confidentiality agreement and/or discussions with, any person in response to a bona fide unsolicited Acquisition Proposal that is submitted by such person after March 30, 2004 and which is not withdrawn if (i) the directors of IAMGOLD or Wheaton, as the case may be, conclude in good faith, after consultation with counsel, that such action is required in order for them to comply with their fiduciary obligations under applicable law, and (ii) prior to furnishing such non-public information to, entering into a confidentiality agreement with, or entering into discussions with, such person, IAMGOLD or Wheaton, as the case may be, gives the other of them written notice of its intention to furnish non-public information to, enter into a confidentiality agreement with, or enter into discussions with, such person.

In the Letter Agreement, IAMGOLD and Wheaton have agreed to terminate all existing discussions or negotiations with any person (other than the other of them) with respect to any potential Acquisition Proposal (other than certain transactions permitted under the terms of the Letter Agreement).  IAMGOLD and Wheaton must promptly notify the other of them of any future Acquisition Proposal which any director, senior officer or agent thereof is or becomes aware of, any amendment to any of the foregoing or any request for non-public information relating to them. Such notice shall include a description of the material terms and conditions of any such proposal and the identity of the person making such proposal, inquiry, request or contact.

Superior Proposals

Either IAMGOLD or Wheaton (the “Terminating Party”) or the directors thereof may, in respect of any Acquisition Proposal, accept, approve or recommend, and/or enter into any agreement to effect such Acquisition Proposal if: (i) such Acquisition Proposal constitutes a  Superior Proposal (as hereinafter defined); (ii) the Terminating Party has provided the other party (the “Non-Terminating Party”) with a copy of the document containing such Superior Proposal (with such deletions as are necessary to protect any confidential portions of such document, provided that material terms and conditions of, and the identity of the person making, such Superior Proposal may not be deleted); (iii) five business days have elapsed from the later of the date on which the Non-Terminating Party received notice of the determination of the Terminating Party to accept, approve or recommend or to enter into an agreement in respect of such Superior Proposal and the Non-Terminating Party has not, within such five business day period, agreed to amend the terms of the Combination so that the consideration payable under the Combination will at least match the value per common share of the Terminating Party payable pursuant to such Superior Proposal, determined in each case as of such later date by the directors of the Terminating Party in good faith; and (iv) if the Non-Terminating Party has elected not to match the Superior Proposal, the Terminating Party terminates the Letter Agreement pursuant to the terms thereof and makes the termination fee payment to the Non-Terminating Party (discussed below). “Superior Proposal” means a bona fide unsolicited Acquisition Proposal received after March 30, 2004 that: (A) is not conditional on obtaining financing, (B) in respect of which the directors of IAMGOLD or Wheaton, as the case may be, have determined in good faith, after consultation with, and receiving advice (which may include a written opinion) from, as appropriate, its financial, legal and other advisors that such Acquisition Proposal would, if consummated in accordance with its terms, result in a transaction which in the case of an Acquisition Proposal made to Wheaton, has a value per Wheaton common share of at least $5.40, being 105% of the value ascribed to a Wheaton common share pursuant to the Combination as at March 30, 2004 or, in the case of an Acquisition Proposal made to IAMGOLD, a value of at least $9.82, being 105% of the closing price of the IAMGOLD common shares on the Toronto Stock Exchange on March 30, 2004.

Right to Terminate

The Letter Agreement may be terminated by either party:

(a)

if the Definitive Agreement is not executed on or before April 30, 2004;

(b)

if either Party, or its board of directors, accepts, approves or recommends, and/or enters into any agreement to effect an Acquisition Proposal that constitutes a Superior Proposal; or

(c)

if the Combination is not completed on or before July 29, 2004.

The date upon which the Letter Agreement is terminated pursuant to the above is referred to herein as the “Termination Date”.

Terrmination Fee

If either party, or its directors (the “Terminating Party”) terminates the Letter Agreement:

(a)

in connection with a Superior Proposal; or

(b)

on the basis that the Definitive Agreement has not been executed on or before April 30, 2004 and, within 90 days of the effective date of such termination, accepts, approves or recommends, or enters into an agreement with respect to, an Acquisition Proposal that constitutes a Superior Proposal

(either such event being a “Triggering Event”), then the Terminating Party must pay the other party an amount in cash equal to 3% of the market capitalization of the Terminating Party, determined as of the close of business on the last business day prior to the date on which the Triggering Event occurred, in immediately available funds to an account designated by the Non-Terminating Party.  Such payment must be made, in the case of (a) above, concurrently with such termination and, in the case of (b) above, at the time that such Acquisition Proposal is accepted, approved or recommended or an agreement with respect to such Acquisition Proposal is executed.  The obligation to make such payment shall survive the termination of the Letter Agreement.

Mineral Reserves and Resources

Wheaton River Minerals Ltd.

Mineral Reserves and Mineral Resources as of December 31, 2003

Proven and Probable Mineral Reserves (1)

			Grade			Contained Metal

Deposit	Category	Tonnes (000’s)	Gold (grams per tonne)	Silver (grams per tonne)	Copper (%)	Gold (ounces) (000’s)	Silver (ounces) (000’s)	Gold Equivalent Ounces (6) (000’s)	Copper (tonnes)

Alumbrera Mine (2)	Proven	115,500	0.57	—	0.50	2,115	—	2,115	577,500
(Wheaton River’s 37.5% interest)	Probable	8,630	0.49	—	0.47	135	—	135	40,540

	Proven + Probable	124,130	0.56	—	0.50	2,250	—	2,250	618,040

Peak Mine (3)	Proven	570	3.82	—	0.53	70	—	70	3,015
	Probable	1,780	7.33	—	0.54	420	—	420	9,525

	Proven + Probable	2,350	6.48	—	0.53	490	—	490	12,540

Luismin (4)	Proven	880	5.16	414	—	145	11,670	320	—
- San Dimas	Probable	1,360	5.16	412	—	225	18,060	490	—

	Proven + Probable	2,240	5.16	413	—	370	29,730	810	—

Luismin (4)	Proven	530	3.75	64	—	65	1,090	80	—
- San Martin	Probable	500	3.37	120	—	55	1,930	80	—

	Proven + Probable	1,030	3.56	91	—	120	3,020	160	—

Luismin (4)	Proven	880	3.94	—	—	115	—	115	—
- Nukay	Probable	720	4.09	—	—	95	—	95	—

	Proven + Probable	1,600	4.01	—	—	210	—	210	—

Amapari (5)	Proven	3,350	2.15	—	—	230	—	230	—
	Probable	11,430	3.15	—	—	1,160	—	1,160	—

	Proven + Probable	14,780	2.93	—	—	1,390	—	1,390	—

Total	Proven					2,740	12,760	2,930	580,515
	Probable					2,090	19,990	2,380	50,065

	Proven + Probable					4,830	32,750	5,310	630,580

(1)

All Mineral Reserves have been calculated as of December 31, 2003, other than the Mineral Reserves with respect to the Amapari project which are as of January 9, 2004, in accordance with the CIM Standards on Mineral Resources and Reserves – Definitions and Guidelines” prepared by the CIM Standing Committee on Reserve Definitions and approved by the CIM Council of the Canadian Institute of Mining, Metallurgy and Petroleum in August 2000 (the “CIM Standards”) or the current (1999) version of the Australasian Code for Reporting of Mineral Resources and Ore Reserves (the “JORC Code”).  The JORC Code has been accepted for current disclosure rules in Canada under the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).

(2)

The Mineral Reserves for the Alumbrera Mine set out in the table above have been estimated by C. R. Van Order, P.Eng. at Minera Alumbrera Ltd. who is a competent person under the JORC Code.  The Mineral Reserves are classified as Proved and Probable, and are based on the JORC Code.

(3)

The Mineral Reserves for the Peak Mine set out in the table above have been estimated by Robert Cooper at Peak Gold Mines who is a competent person under the JORC Code.  The Mineral Reserves are classified as Proved and Probable, and are based on the JORC Code.

(4)

The Mineral Reserves for the Luismin deposits set out in the table above have been estimated by Randy V.J. Smallwood, P.Eng. at Wheaton River and David R. Budinski, P.Geo. at Orcan Mineral Consultants who are each qualified persons under NI 43-101.  The Mineral Reserves are classified as Proven and Probable, and are based on the CIM Standards.

(5)

The Mineral Reserves for the Amapari project set out in the table above have been estimated by Harry Burgess, P.Eng. at Micon International Limited and D.W. Hooley, B.Sc.(Eng.) at Micon International Limited who are each competent persons under the JORC Code.  The Mineral Reserves are classified as Proved and Probable, and are based on the JORC Code.  The Amapari acquisition was completed on January 9, 2004.

(6)

Gold equivalent ounces are calculated using commodity prices of US$350 per ounce of gold and US$5.50 per ounce of silver, and appropriate process recovery rates for each operation.  Gold equivalent ounces are exclusive of copper reserves and resources.

Measured, Indicated and Inferred Mineral Resources (1)(7)

(excluding Proven and Probable Mineral Reserves)

			Grade			Contained Metal

Deposit	Category	Tonnes (000’s)	Gold (grams per tonne)	Silver (grams per tonne)	Copper (%)	Gold (ounces) (000’s)	Silver (ounces) (000’s)	Gold Equivalent Ounces (8) (000’s)	Copper (tonnes)

Peak Mine (2)	Measured	560	2.33	—	1.22	45	—	45	6,840
	Indicated	480	5.38	—	0.67	85	—	85	3,200
	Measured + Indicated	1,040	3.73		0.96	130	—	130	10,040
	Inferred	3,200	8.4	—	1.2

Luismin (3)	Measured	—	—	—	—	—	—	—	—
- San Dimas	Indicated	—	—	—	—	—	—	—	—
	Measured + Indicated	—	—	—	—	—	—	—	—
	Inferred	12,940	3.3	317	—

Luismin (3)	Measured	—	—	—	—	—	—	—	—
- San Martin	Indicated	—	—	—	—	—	—	—	—
	Measured + Indicated	—	—	—	—	—	—	—	—
	Inferred	2,135	2.7	127	—

Luismin (3)	Measured	—	—	—	—	—	—	—	—
- Nukay	Indicated	2,260	4.87	—	—	350	—	355	—
	Measured + Indicated	2,260	4.87	—	—	350	—	355	—
	Inferred	2,625	2.5	—	—

Luismin (4)	Measured	8,250	1.64	—	—	420	—	420	—
- Los Filos	Indicated	30,480	1.37	—	—	1,310	—	1,310	—
	Measured + Indicated	38,400	1.44	—	—	1,780	—	1,780	—
	Inferred	11,000	1.4	—	—

Amapari (5)	Measured	2,040	0.86	—	—	55	—	55	—
	Indicated	4,520	1.69	—	—	245	—	245	—
	Measured + Indicated	6,560	1.43		—	300	—	300	—
	Inferred	7,500	4.1	—	—

El Limon (6)	Measured	—	—	—	—	—	—	—	—
	Indicated	—	—	—	—	—	—	—	—
	Measured + Indicated	—	—	—	—	—	—	—	—
	Inferred	4,200	3.1	—	—

Total	Measured					100	—	100	6,840
	Indicated					2,460	—	2,460	3,200
	Measured + Indicated					2,560	—	2,560	10,040

(1)

All Mineral Resources have been calculated as of December 31, 2003 in accordance with the CIM Standards or the JORC Code.

(2)

The Mineral Resources for the Peak Mine set out in the table above have been estimated by Dave Keough at Peak Gold Mines who is a competent person under the JORC Code.  The Mineral Resources are classified as Measured, Indicated and Inferred, and are based on the JORC Code.

(3)

The Mineral Resources for the Luismin deposits set out in the table above have been estimated by Randy V.J. Smallwood, P.Eng. at Wheaton River, David R. Budinski, P.Geo. at Orcan Mineral Consultants and Gary Giroux, P.Eng. at Micon International Limited who are each qualified persons under NI 43-101.  The Mineral Resources are classified as Indicated and Inferred, and are based on the CIM Standards.

(4)

The Mineral Resources for the Los Filos deposits set out in the table above have been estimated by Al N. Samis, P.Geo. at Teck Cominco who is a qualified person under NI 43-101.  The Mineral Resources are classified as Indicated and Inferred, and are based on the CIM Standards.

(5)

The Mineral Resources for the Amapari project set out in the table above have been estimated by Ken Grace, P.Eng. at Micon International Limited who is a competent person under the JORC Code.  The Mineral Resources are classified as Measured, Indicated and Inferred, and are based on the JORC Code.  The Amapari acquisition was completed on January 9, 2004.

(6)

The Mineral Resources for the El Limon deposits set out in the table above have been estimated by James N. Grey, P.Geo. at Tech Cominco who is a qualified person under NI 43-101.  The Mineral Resources are classified as Indicated and Inferred, and are based on the CIM Standards.

(7)

Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

(8)

Gold equivalent ounces are calculated using commodity prices of US$350 per ounce of gold, US$5.50 per ounce of silver, and appropriate process recovery rates for each operation.  Gold equivalent ounces are exclusive of copper reserves and resources.

IAMGOLD Corporation

The information concerning the mineral reserves and mineral resources of IAMGOLD that is set out below and elsewhere herein has been provided to Wheaton by IAMGOLD and has not been independently verified by or on behalf of Wheaton.  Wheaton assumes no responsibility for the accuracy of such information.

Proved and Probable Reserves (1)

			Contained Gold
Mine	Tonnes	Gold Grade	100%	IMG Share
	(millions)	(g/t)	(000’s oz)	(000’s oz)

Sadiola (2) (3) (4) (7)
Proved	6.5	1.9	404	154
Probable	20.4	3.5	2,314	879
Total	26.9	3.1	2,718	1,033

Yatela (2) (5) (7)
Proved	2.3	1.1	83	33
Probable	8.4	3.8	1,034	414
Total	10.7	3.3	1,117	447

Tarkwa (6) (8)
Proved	171.0	1.4	7,432	1,405
Probable	61.0	1.2	2,396	453
Total	232.0	1.3	9,828	1,858

Damang (6) (8)
Proved	14.2	1.5	676	128
Probable	3.1	2.5	244	46
Total	17.3	1.7	919	174

(1)

As at December 31, 2003 for the Sadiola and Yatela mines. As at June 30, 2003 for the Tarkwa and Damang mines.

(2)

Using the Australasian Code for Reporting of Mineral Resources and Ore Reserves (JORC Code). Pit optimized and designed at US$325/oz cut-off with pit content on US$350/oz cut-off grade.

(3)

Plant recovery is assumed to be 95% for oxides and 82% for sulphides.

(4)

All the reserves in the “Proved” category are stockpile material. All the reserves classified as “Probable” are in-pit.

(5)

Based on an economic mining cut-off of 1.17 g/t gold and assuming 85% recovery for oxide material and 75% recovery for sulphide material.

(6)

Based on gold price of US$325 per ounce and estimated in accordance with the South African Code for the Reporting of Mineral Resources and Mineral Reserves (SAMREC Code) and reconciled to, and conformed to, the JORC Code.  No material differences arise in the estimate if the CIM classification system is used.

(7)

The Competent Persons responsible for the generation of the mineral resource and reserve statements for the Sadiola and Yatela Mines include Sadiola and Yatela mine geologists G. Cooper, T. Gell, M.A. Thiel, E.J. Smuts, R. van der Westhuizen and S. Bamforth. Reserves and resources calculated by the mine staff underwent an audit by Competent Persons at AngloGold, including V. Chamberlain and D. Worrall.

(8)

The Competent Person responsible for the generation of the mineral resource and reserve statements for the Tarkwa and Damang mines is Gary Chapman, the Manager of Mine Planning and Resource Management at those mines.

Measured, Indicated and Inferred Resources(1)

			Contained Gold
Mine	Tonnes	Gold Grade	100%	IMG Share
	(millions)	(g/t)	(000’s oz)	(000’s oz)
Sadiola (2) (9)
Open Pit
Measured (3)	15.9	1.6	818	311
Indicated	22.6	2.6	1,904	724
Total M & I	38.5	2.2	2,722	1,035
Inferred	1.8	1.2	72	27
Deep Sulphide
Measured (3)	1.0	3.0	92	35
Indicated	0.1	2.1	4	1
Total M & I	1.1	2.9	95	36
Inferred	130.0	1.8	7,532	2,862
Satellites
Measured	0.3	1.9	21	8
Indicated	3.8	2.7	328	125
Total M & I	4.1	2.6	349	133
Inferred (6)	12.5	1.3	533	203

Yatela (4) (9)
Main Pit
Measured (5)	2.7	0.9	83	33
Indicated	13.6	2.6	1,127	451
Total M & I	16.3	2.3	1,210	484
Inferred	3.5	0.8	90	36
Alamoutala (4)
Measured	1.0	1.6	48	19
Indicated	2.0	2.5	158	63
Total M & I	2.9	2.2	206	82
Inferred	0.9	1.9	56	22

Tarkwa (7) (10)
Measured (8)	198.9	1.4	8,975	1,696
Indicated	222.6	1.3	9,575	1,809
Total M & I	421.5	1.3	18,550	3,506
Inferred	50.4	2.3	3,759	710

Damang (7) (10)
Measured (8)	17.2	1.5	853	161
Indicated	7.7	2.0	488	92
Total M & I	24.9	1.7	1.341	253
Inferred	2.9	1.9	175	33

(1)

As at December 31, 2003 for the Sadiola and Yatela mines.  As at June 30, 2003 for the Tarkwa and Damang mines.  Measured and indicated resources include proved and probable reserves.

(2)

A cut-off of 0.7 g/t gold was used within a US$400/oz pit shell, unless otherwise noted.

(3)

Measured resources include soft oxide, hard oxide, soft sulphide, mixed stockpiles and hard sulphide stockpiles above a cutoff of 0.7 g/t gold.

(4)

A US$400/oz pit and cut-off grades of 0.4 g/t and 0.7 g/t were used for the Yatela main pit and Alamoutala pit, respectively.

(5)

Measured resources include stockpiles at a cut-off of 0.4 and 0.7 g/t.

(6)

The inferred resources for the satellite deposits are from FE-2, FN-3, FE-4, Sekokoto and Tambali South and were calculated at a cut-off grade of 0.7 g/t with no limiting shell.

(7)

Mineral resources are at a gold price of $400 per ounce and have been estimated in accordance with the SAMREC Code and have been reconciled to, and conformed to, the JORC Code.  No material differences arise in the estimate of mineral resources if the CIM classification system is used.

(8)

Measured resources include low-grade surface stockpile.

(9)

The Competent Persons responsible for the generation of the mineral resource and reserve statements for the Sadiola and Yatela Mines include Sadiola and Yatela mine geologists G. Cooper, T. Gell, M.A. Thiel, E.J. Smuts, R. van der Westhuizen and S. Bamforth. Reserves and resources calculated by the mine staff underwent an audit by Competent Persons at AngloGold, including V. Chamberlain and D. Worrall.

(10)

The Competent Person responsible for the generation of the mineral resource and reserve statements for the Tarkwa and Damang mines is Gary Chapman, the Manager of Mine Planning and Resource Management at those mines.

6.

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.

Omitted Information

Not applicable.

8.

Executive Officer

For further information contact Peter Barnes, Executive Vice President and Chief Financial Officer at (604) 696-3000.

DATED this 7th day of April, 2004.

Per:  “Peter Barnes”

Peter Barnes

Executive Vice President and Chief Financial Officer

CAUTIONARY NOTE TO INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

This material change report uses the terms “Measured”, “Indicated” and “Inferred” Resources to describe some of the estimated mineral resources of IAMGOLD and Wheaton.  Investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  There is considerable uncertainty as to whether “Inferred Resources” exist and as to their economic feasibility.  Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or other economic studies.  Investors are cautioned not to assume that all or any Measured or Indicated Resources will ever be converted into reserves.  Investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists or can be profitably mined.